[WEIL, GOTSHAL & MANGES LLP LETTERHEAD]

                                 April 21, 2006

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention: Robert S. Littlepage, Accountant Branch Chief

                           Re:      Comverse Technology, Inc.
                                    Item 4.02 Form 8-K
                                    Filed April 17, 2006
                                    File No. 000-15502

Dear Mr. Littlepage:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission" or the "Staff") with respect to the above referenced Current Report on Form 8-K ("Form 8-K") of Comverse Technology, Inc. (the "Company") in the letter dated April 18, 2006 (the "Comment Letter").

On behalf of the Company, we are writing to respond to the comments raised in the Staff's Comment Letter. The numbered paragraphs below correspond to the numbers set forth in the Comment Letter. The text of the Staff's comments is copied below in bold for your reference.

1 TELL US WHEN YOU ANTICIPATE COMPLETION OF THE SPECIAL COMMITTEE'S REVIEW AND THE FILING OF YOUR RESTATEMENTS.

          As disclosed in the Form 8-K, the Special Committee has not yet completed its work or reached final conclusions and is continuing its review. The Special Committee has not indicated to the Company when it anticipates completing its review. The results of such review are likely to affect the nature and extent of any restatements and the amount of time and effort required by the Company to prepare any necessary restatements and for the Company's independent registered accounting firm to complete its review of such restatements. The completion time of the Special Committee review, the extent of its findings and the procedures that will be required by the Company's independent registered accounting firm in connection with its review of any restatements are beyond the Company's control. Accordingly, the Company is unable at this time to provide the Staff with an estimate of the time by which the Company will be able to file any restatements.

2 WHEN YOU AMEND YOUR PERIODIC REPORTS TO FILE YOUR RESTATED FINANCIAL STATEMENTS, DESCRIBE THE EFFECT OF THE RESTATEMENT ON THE OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES. SEE ITEM 307 OF REGULATION S-K. IF THE OFFICERS CONCLUDE THAT THE DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, DESPITE THE RESTATEMENT, DESCRIBE THE BASIS FOR THE OFFICERS' CONCLUSIONS.

          The Company will comply with the Staff's comment when is amends its periodic reports to file its restated financial statements.

     The Company's acknowledgment of the matters specified in the Comment Letter is attached to this letter as Exhibit A.

     If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at
(212) 310-8220.



                                                 Sincerely,

                                                 /s/ DAVID E. ZELTNER
                                                 David E. Zeltner, Esq.


cc:      Paul L. Robinson, Esq.
         General Counsel and V.P. - Legal
         Comverse Technology, Inc.

                                                                       EXHIBIT A

                        [COMVERSE TECHNOLOGY, INC. LETTERHEAD]

                                                                  April 21, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention: Robert S. Littlepage, Accountant Branch Chief

                           Re:      Comverse Technology, Inc.
                                    Item 4.02 Form 8-K
                                    Filed April 17, 2006
                                    File No. 000-15502

Dear Mr. Littlepage:

     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission" or the "Staff") with respect to the above referenced Current Report on Form 8-K of Comverse Technology, Inc. (the "Company") in the letter dated April 18, 2006 (the "Comment Letter").

     As requested in the Comment Letter, the Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    COMVERSE TECHNOLOGY, INC.

                                    By:    /s/ Paul L. Robinson
                                           -------------------------------------
                                    Name:  Paul L. Robinson
                                    Title: General Counsel and V.P.-Legal